ATTORNEYS AT LAW 100 North Tampa Street, Suite 2700 Tampa, FL 33602-5810 P.O. Box 3391 Tampa, FL 33601-3391 813.229.2300 TEL 813.221.4210 FAX www.foley.com

July 13, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Office of Life Sciences

Re:	MIRA Pharmaceuticals, Inc.
Registration Statement on Form S-1
SEC File No. 333-273024

Ladies and Gentlemen:

We are writing on behalf of MIRA Pharmaceuticals, Inc. (the “Company”) in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 29, 2023 (the “First Comment Letter”) relating to the Company’s Registration Statement on Form S-1, which was originally confidentially submitted to the Commission on May 2, 2023 and subsequently publicly filed by the Company with the Commission on June 29, 2023 (File No. 333-273024) (the “Registration Statement”). Specifically, we are submitting this supplemental letter to address comment #26 included in the First Comment Letter (“Comment #26”).

The supplemental response set forth below is based on information provided to our firm by representatives of the Company. For the convenience of the Staff, we have restated Comment #26 below in italicized type and have followed the comment with the Company’s response.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price or range. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s determination of the fair value of its common stock underlying its outstanding equity awards and the reasons for the difference between the most recent valuation of its common stock and the estimated offering price for its initial public offering (“IPO”).

AUSTIN Boston CHICAGO dallas DENVER	DETROIT houston JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO salt lake city SAN DIEGO SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

July 13, 2023

Proposed IPO Price Range

The Company advises the Staff that the Company plans to file an amendment to the Registration Statement shortly with a price range of $6.00 to $8.00 per share (the “Proposed Price Range”) for the IPO (after giving effect to a one-for-five reverse stock split that the Company implemented on June 28, 2023 (the “Reverse Stock Split”)). All share and per share numbers in this letter (including information in the option table below) give effect to the Reverse Stock Split.

Summary of Equity Awards

Since the Company’s incorporation in September 2020, the Company has granted only the following equity awards to its employees, consultants, and members of its board of directors:

		Number of		Per Share Fair
		Shares	Per Share	Value of
	Type of	Underlying	Exercise	Common Stock on
Grant Date	Award	Awards	Price of Award	Grant Date
June 15, 2022	Option	750,000	$5.00	$5.00
April 28, 2023	Option	400,000	$5.00	$5.00

Please be advised that, during the period November 2021 through December 2022, the Company conducted a private placement of its common stock during which it sold an aggregate of 1,539,200 shares of the Company’s common stock at a price of $5.00 per share, for aggregate gross proceeds of approximately $7.7 million, to a total of 90 investors, most of whom are unrelated third parties who are not affiliates of the Company or its management and founders (the “Private Placement”).

Historical Determination of the Fair Value of Common Stock

As there has been no public market for the Company’s common stock since inception, the exercise price and estimated fair value of the Company’s common stock has been determined by the Company’s board of directors (the “Board”) as of the date of each option grant after taking into account input from management. The estimated fair value was determined principally on the basis of the substantially contemporaneous Private Placement and the price per share paid therein by arm’s-length unrelated third-party investors. The Board took into account that the securities sold in the Private Placement were the same class of securities that are issuable pursuant to the Options (i.e., common stock). Accordingly, the Board determined that the grant date per-share fair value of the shares of common stock underlying the options was and should be the same as the per-share price paid for shares of common stock issued and sold in the Private Placement.

The Company notes that it calculated the fair value of the above-described Options using the traditional Black-Scholes option pricing model, as described in Note 1 and Note 8 to the Company’s audited financial statements for the fiscal years ended December 31, 2022 and 2021.

July 13, 2023

Comparison of Most Recent Valuation and Proposed Price Range

As noted above, the Proposed Price Range will be approximately $6.00 to $8.00 per share. As is typical in IPOs, the Proposed Price Range was not derived using a formal determination of fair value, but was determined based on discussions between the Company and the underwriters. Among the factors that were considered in setting the Proposed Price Range were the following (collectively, the “Primary Price Factors”):

●	the recent general market conditions, including the market prices of, and the demand for, publicly traded common stock of comparable companies, namely early state preclinical pharmaceutical development companies;

●	the valuations of comparable companies that completed or launched IPOs in late 2022 and 2023, as well as such companies’ performance in the months following their IPOs, which valuations frequently reflected increases from the last private rounds of equity financing prior to such IPOs, i.e. reflecting step-up multiples in the IPO;

●	the Company has substantially progressed toward its IPO by confidentially submitting a Draft Registration Statement on Form S-1 on May 2, 2023, and subsequently publicly filing a Registration Statement on Form S-1 on June 29, 2023;

●	the Company’s financial condition and prospects;

●	the earnings prospects for the Company and the industry in which it operates;

●	the fact that a successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility, increasing the value of the Common Stock compared to that of a private company; and

●	progress of the Company’s development programs.

Unlike the grant date fair value of the Company’s stock option grants as a private company, the Proposed Price Range excludes any discount for the lack of marketability of the Company’s common stock and takes into account that the proposed IPO would provide significant cash proceeds to the Company to help advance its development programs and substantially strengthen its balance sheet, thereby enabling the Company to pursue its clinical development plan.

Conclusion

In light of the foregoing, the Company believes that the actions of the Board to estimate the fair value of the Company’s common stock used to determine the grant-date fair value of its Option grants complied with the requirements of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718 and the Internal Revenue Code of 1986, as amended.

* * *

July 13, 2023

If you should have any questions concerning the matters discuss herein, please do not hesitate to contact the undersigned at (813) 225-4122.

Sincerely,

/s/ Curt P. Creely

Curt P. Creely

Securities and Exchange Commission

Sasha Parikh

Kevin Vaughn